AB
3/29

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
123

12013400

SECU ISSION
Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-51263

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IDC Securities Corp.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2103 Coral Way Suite 202

(No. and Street)

Miami	FL	33145
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Carr, Riggs & Ingram, LLC

(Name – *if individual, state last, first, middle name*)

1117 Boll Weevil Circle	Enterprise	AL	36330
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/15

OATH OR AFFIRMATION

I, William R. Burdette, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IDC Securities Corp., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ALEXANDRA ESHER
Notary Public - State of Florida
My Commission Expires Aug 5, 2012
Commission # DD 777138
Bonded Through National Notary Assn.

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IDC Securities Corp.

Financial Statements

December 31, 2011 and 2010

CARR RIGGS & INGRAM

CPAs and Advisors

LIMITED LIABILITY COMPANY

www.CRIcpa.com

IDC Securities Corp.

Financial Statements

December 31, 2011 and 2010

IDC Securities Corp.
Table of Contents
December 31, 2011 and 2010

CRI CARR RIGGS & INGRAM

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
IDC Securities Corp.

We have audited the accompanying statements of financial condition of IDC Securities Corp. (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Supplemental Schedules is presented for the purposes of additional analysis and not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr, Riggs & Ingram, L.L.C

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

IDC Securities Corp.

Statements of Financial Condition

December 31,		**2011**		2010
Assets				
Cash and cash equivalents	**$**	**11,376**	$	10,941
Other assets		**100**		100
Total assets	**$**	**11,476**	$	11,041
Liabilities and Stockholders' Equity				
Liabilities				
Accounts payable and accrued expenses	**$**	**2,781**	$	1,650
Stockholders' equity				
Common stock ($0 par value, 1,500 authorized and 1,000 shares issued and outstanding as of December 31, 2011 and 2010)		**-**		-
Additional paid-in capital		**10,100**		10,100
Retained earnings		**(1,405)**		(709)
Total stockholders' equity		**8,695**		9,391
Total liabilities and stockholders' equity	**$**	**11,476**	$	11,041

See accompanying notes to financial statements.

IDC Securities Corp.

Statements of Income

Years ended December 31,		**2011**		2010
Revenues				
Investment advisory fees	**$**	**15,000**	$	15,000
Expenses				
Professional fees and expense		**7,656**		5,160
Administrative Fees		**4,800**		4,800
Regulatory fees and expense		**1,275**		1,968
Occupancy		**1,560**		1,560
Consulting services		**-**		788
Other expenses		**405**		394
Total expenses		**15,696**		14,670
Net Income (loss)	**$**	**(696)**	$	330

See accompanying notes to financial statements.

Statements of Changes in Stockholders' Equity

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 2009	$ -	$ 10,100	$ (1,039)	$ 9,061
Net income	-	-	330	330
Balance at December 31, 2010	-	10,100	(709)	9,391
Net loss	-	-	(696)	(696)
Balance at December 31, 2011	**$ -**	**$ 10,100**	**$ (1,405)**	**$ 8,695**

See accompanying notes to financial statements.

Statements of Cash Flows

Years ended December 31,		**2011**		2010
Cash Flows from Operating Activities:				
Net income (loss)	**$**	**(696)**	$	330
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Changes in operating assets and liabilities:				
Accounts payable and accrued expenses		**1,131**		(464)
Net cash provided by (used in) operating activities		**435**		(134)
Net Increase (Decrease) in Cash and Cash Equivalents		**435**		(134)
Cash and Cash Equivalents, beginning of year		**10,941**		11,075
Cash and Cash Equivalents, end of year	**$**	**11,376**	$	10,941

See accompanying notes to financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

IDC Securities Corp. (the Company), a wholly-owned subsidiary of Institutional Deposits Corp. (the Parent), was organized in 1997 in the State of Delaware. The Company was acquired by Institutional Deposits Corp. and was subsequently reorganized and incorporated in the State of Florida in 2005. The Company acts as its Parent's agent for the purchase and sale of certificates of deposit. The Company became registered with the United States Securities and Exchange Commission (SEC) and the National Association of Securities Dealers (NASD) effective December 3, 1998. The Company is also registered with the Financial Industry Regulatory Authority (FINRA). Consequently, its record keeping is subject to the rules and regulations prescribed by these agencies.

The Company has entered into an Expense Sharing and Management Agreement with its Parent whereby it will pay $550 to the Parent per month for its share of the office facilities and use of employees of the Parent, and it will also record a payable to the Parent in the amount of any expenses paid by the Parent on the Company's behalf. In addition, as prescribed in Board of Directors resolutions, the Company received $15,000 in investment advisory fees from the Parent for the years ended December 31, 2010 and 2011.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company and its Parent file a consolidated federal and state income tax return. Any related income taxes are allocated on the basis of the Expense Sharing and Management Agreement between the Company and its Parent. As of December 31, 2011 and 2010, respectively, there were no allocations of income taxes due to historic operating losses among the Company and its Parent, and therefore, the Company has recorded no liability associated with uncertain tax positions. The Parent files income tax returns with the United States federal jurisdiction. The statute of limitation for Internal Revenue Service (IRS) examination of the Company's federal tax returns is determined by the statute governing the tax returns of its Parent.

Statements of Cash Flows

For the purposes of the Statements of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2011 through February 27, 2012, the date the Company issued these financial statements. During this period, the Company did not have any material recognizable subsequent events that required recognition in the disclosures to the December 31, 2011 financial statements.

Recently Issued Accounting Standards

During the first quarter of 2010, the FASB issued ASU No. 2010-06, "Improving Disclosures about Fair Value Measurements." This update requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information about purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. This guidance was effective for interim and annual reporting periods beginning after December 15, 2009. The new guidance did not have an impact on the Company's financial position or results of operations.

NOTE 3 – CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. During the year, the Company's account balances with financial institutions did not exceed the insurable limit of the Federal Deposit Insurance Corporation or other agencies.

NOTE 4 – LEGAL CONTINGENCIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2011, the Company had net capital of $8,595, which was $3,595 in excess of its required net capital of $5,000. The Company's net capital ratio was .32 to 1 as of December 31, 2011. At December 31, 2010, the Company had net capital of $9,291, which was $4,291 in excess of its required net capital of $5,000. The Company's net capital ratio was .18 to 1 as of December 31, 2010.

Supplemental Schedules

IDC Securities Corp.
Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Years ended December 31,		**2011**		2010
Net Capital				
Total stockholders' equity	**$**	**8,695**	$	9,391
Deductions and/or charges:				
Non-allowable assets:				
Other assets		**(100)**		(100)
Net capital	**$**	**8,595**	$	9,291
Aggregate Indebtedness				
Items included in the statement of financial condition:				
Accounts payable and accrued expenses	**$**	**2,781**	$	1,650
Computation of Basic Net Capital Requirements				
Minimum net capital required	**$**	**5,000**	$	5,000
Net capital in excess of the greater of 6 2/3% of aggregate indebtness or minimum net capital requirement		**3,595**		4,291
Ratio: Aggregate indebtness to net capital		**.32 to 1**		.18 to 1
Reconciliation with Company's Computation				
Net capital, as reported in Company's Focus Report Part II	**$**	**8,595**	$	9,291
Net audit adjustments		**-**		-
Net capital per above	**$**	**8,595**	$	9,291

Supplemental Schedule of Computation for Determination of Reserves Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from this requirement under SEC Rule 15c3-3(k)(2)(i).

Other Reports

CRI CARR RIGGS & INGRAM

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
IDC Securities Corp.

In planning and performing our audits of the financial statements of IDC Securities Corp. (the Company) as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

CRI CARR RIGGS & INGRAM

Carr Riggs & Ingram, LLC
P.O. Box 1190
Dothan, Alabama 36302

(334) 677-9774
(334) 677-9339 (fax)
www.cricpa.com

INDEPENDENT ACCOUNTANTS REPORT ON APPLYING AGREED-UPON PROCEDURES AS REQUIRED BY RULE 17a-5(e)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors of
IDC Securities Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2011, which were agreed to by IDC Securities Corp. (the Company), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries related to payments made or overpayments applied in connection with the SIPC-6 filing, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers with those amounts reported in the financial statements, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments through recalculation of the general assessment based on revenues and expenses reported within the financial statements, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences. There was an overpayment noted in the amount of $81.25.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Carr, Riggs & Ingram, L.L.C.

CARR, RIGGS & INGRAM, L.L.C.

Certified Public Accountants

February 27, 2012

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER 31 20 11

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

051263 FINRA DEC
IDC SECURITIES CORP
2103 CORAL WAY SUITE 202
MIAMI FL 33145

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

AMENDED ~~WORKING COPY~~

2. A. General Assessment (item 2e from page 2) $ 37.50

B. Less payment made with SIPC-6 filed (exclude interest) (6.25)

7/21/11
Date Paid

C. Less prior overpayment applied (112.50)

D. Assessment balance due or (overpayment) ø

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum ø

F. Total assessment balance and interest due (or overpayment carried forward) $ <81.25>

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $______

H. Overpayment carried forward $(______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number).

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

IDC SECURITIES CORP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 2nd day of FEBRUARY, 20 12.

PRESIDENT
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 20 11 and ending DEC 31, 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 15,000.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ Ø

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ Ø

Enter the greater of line (i) or (ii) Ø

Total deductions Ø

2d. SIPC Net Operating Revenues $ 15,000.00

2e. General Assessment @ .0025 $ 37.50

(to page 1, line 2.A.)